EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO EFFECT REVERSE STOCK SPLIT

NeuroMetrix, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.The name of the corporation (hereinafter called the “Corporation”) is NeuroMetrix, Inc.

2.The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on April 25, 2001 under the name “New NeuroMetrix, Inc.” A Certificate of Merger was filed with the Secretary of State on May 14, 2001. An Amended and Restated Certificate of Incorporation was filed on December 19, 2002. Certificates of Amendment to the Amended and Restated Certificate of Incorporation were filed on March 12, 2004 and June 21, 2004. A Second Amended and Restated Certificate of Incorporation was filed on July 15, 2004. A Third Amended and Restated Certificate of Incorporation was filed on July 27, 2004. Certificates of Amendment to the Third Amended and Restated Certificate of Incorporation were filed on September 1, 2011, February 15, 2013, December 1, 2015, and May 11, 2017.

3.The Corporation’s Third Amended and Restated Certificate of Incorporation, as amended, is hereby further amended by striking out the first two paragraphs of the section titled “Capital Stock” of Article IV in their entirety and by substituting in lieu thereof the following three paragraphs:

“The total number of shares of capital stock which the Corporation shall have authority to issue is thirty million (30,000,000) shares, of which (i) twenty-five million (25,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as preferred stock, par value $0.001 per share, of which twenty-five thousand (25,000) shares shall be designated as Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share, one thousand sixty-seven (1,067) shares shall be designated as Series A-1 Convertible Preferred Stock, par value $0.001 per share, three thousand three hundred seventy-one (3,371) shares shall be designated as Series A-2 Convertible Preferred Stock, par value $0.001 per share, two thousand six hundred twenty-two (2,622) shares shall be designated as Series A-3 Convertible Preferred Stock, par value $0.001 per share, four thousand twenty-three (4,023) shares shall be designated as Series A-4 Convertible Preferred Stock, par value $0.001 per share, one hundred forty-seven thousand (147,000) shares shall be designated as Series B Convertible Preferred Stock, par value $0.001 per share, thirteen thousand eight hundred (13,800) shares shall be designated as Series C Convertible Preferred Stock, par value $0.001 per share, twenty-one thousand three hundred (21,300) shares shall be designated as Series D Convertible Preferred Stock, seven thousand (7,000) shares shall be designated as Series E Convertible Preferred Stock, ten thousand six hundred and twenty-one (10,621) shares shall be designated as Series F Convertible Preferred Stock, and four million, seven hundred sixty-four thousand, and one hundred ninety-six (4,764,196) shares shall be undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).

Upon effectiveness of this Certificate of Amendment (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each (ten) 10 shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the reverse stock split. Instead, any stockholder who would otherwise be entitled to a fractional share of our Common Stock as a result of the reclassification shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of our Common Stock multiplied by the closing trading price of our Common Stock on the trading day immediately preceding the effective date of the reverse stock split. Notwithstanding the foregoing, the Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the reverse stock split or cash in lieu of fractional shares, if any, unless and until the certificates evidencing the shares held by a holder prior to the reverse stock split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive a cash payment in lieu of a fractional share of Common Stock), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (including the right to receive a cash payment in lieu of a fractional share of Common Stock).”

4.The Amendment of the Amended and Restated Certificate of Incorporation, as amended, herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.The Effective Time of this Certificate of Amendment shall be on November 18, 2019 at 5:00 p.m., Eastern Time.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 18 day of November 2019.

NEUROMETRIX, INC.

By: /s/ Thomas T. Higgins
Thomas T. Higgins
Senior Vice President, Chief Financial Officer     and Treasurer